Filed by Iowa Telecommunications Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934

Subject Company: Iowa Telecommunications Services, Inc.
Commission File No. 001-32354

Iowa Telecom Reports Results for Fourth Quarter And Year Ended December 31, 2009

NEWTON, Iowa--(BUSINESS WIRE)--February 26, 2010--Iowa Telecommunications Services, Inc. (NYSE: IWA) today announced operating results for the fourth quarter and year ended December 31, 2009. Quarterly highlights for the Company include:

•	Operating revenues were $65.7 million.
•	Operating income was $10.8 million.
•	Net loss was $1.7 million or $(0.06) per diluted share.
•	Adjusted EBITDA (as defined herein) was $31.1 million.

“Our operational and financial performance during 2009 was very strong, particularly in light of the year’s challenging economic conditions,” said Alan L. Wells, Iowa Telecom Chairman and Chief Executive Officer. “For the year, we generated revenues of $254.1 million, operating income of $53.0 million, net income of $10.3 million and Adjusted EBITDA of $124.2 million. More importantly, we paid our shareholders $52.7 million in dividends. At year end, we had 253,000 total telephone access lines as well as 158,500 long distance subscribers, 95,200 DSL subscribers, 27,100 video subscribers and 10,200 dial up subscribers, reflecting the successful integration of several acquisitions completed during the year.

“2009 was also an important year strategically for our Company and shareholders. On November 23, 2009, our Board of Directors approved an agreement for Windstream Corporation (“Windstream”) to acquire our Company in a transaction valued at approximately $1.1 billion,” added Wells. “Our loss for the quarter was primarily the result of costs related to this transaction. The transaction is proceeding as planned and we continue to anticipate a closing in mid-2010. I am excited about the prospects of this new combined entity.”

FINANCIAL DISCUSSION FOR FOURTH QUARTER 2009:

•
Revenues and Sales were $65.7 million in the fourth quarter, compared to $65.0 million in the fourth quarter of 2008 as the impact of our acquisitions offset the impact of lost access lines and a $3.1 million decrease in CPE sales.

•
Operating Costs and Expenses increased $7.4 million to $54.9 million in the fourth quarter of 2009, compared to $47.5 million in the fourth quarter of 2008.  The 2009 period includes $3.1 million of costs related to the proposed transaction with Windstream and $938,000 of costs related to business acquisitions.  In addition, depreciation and amortization increased $1.7 million for 2009, as compared to the fourth quarter of 2008.

•	Operating Income was $10.8 million, compared to $17.5 million in the fourth quarter of 2008.

•	Interest Expense was $8.3 million in the fourth quarter of both 2009 and 2008.

•	Earnings Before Income Taxes was $2.5 million, compared to $9.1 million in the fourth quarter of 2008.

•
Income Tax Expense for the fourth quarter was $4.2 million, compared to $4.0 million in the fourth quarter of 2008.  The recorded book tax expense reflects a higher effective tax rate on income before taxes in part due to the $3.1 million of costs related to the proposed transaction with Windstream, most of which are not deductible for tax purposes.  The recorded book tax expense did not impact the cash taxes paid during the quarter. Cash income taxes reflect the continued utilization of net operating loss carry forwards and continued goodwill amortization for tax purposes. The Company paid no actual cash income taxes during the quarter.

•	Net loss was $1.7 million for the quarter, compared to net income of $5.1 million in the fourth quarter of 2008.

•
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA as defined herein) was $31.1 million for the fourth quarter of 2009, compared with $33.1 million in the same period in 2008.  Adjusted EBITDA for the fourth quarter of 2009 includes approximately $4.1 million of costs related to the proposed transaction with Windstream and business acquisitions, of which only $2.8 million is allowed to be added back in accordance with the definition of Adjusted EBITDA in our credit agreement.

•
Total Access Lines decreased by 2,600 during the fourth quarter of 2009, as compared to the third quarter in 2009, as ILEC access lines decreased by 3,800 lines and CLEC lines increased by 1,200 lines.  DSL subscribers and  video subscribers each increased by 700, and long distance subscribers and dial-up Internet subscribers each decreased by 1,600.

Fourth Quarter 2009 Financial Summary
(Unaudited)
(dollars in thousands, except per share amounts)

	4th Quarter	4th Quarter	Change
	2009	2008	Amount	Percent

Revenue	$65,739	$65,020	$719	1.1%
Operating Income	$10,845	$17,538	$(6,693)	-38.2%
Interest Expense	$8,272	$8,250	$22	0.3%
Earnings Before Income Taxes	$2,513	$9,105	$(6,592)	-72.4%
Income Tax Expense	$4,179	$4,034	$145	3.6%
Net Income	$(1,666)	$5,071	$(6,737)	-132.9%

Basic Earnings Per Share (1)	$(0.06)	$0.16	$(0.22)	-137.5%
Diluted Earnings Per Share (1)	$(0.06)	$0.16	$(0.22)	-137.5%

Adjusted EBITDA (2)	$31,102	$33,127	$(2,025)	-6.1%
Capital Expenditures	$8,056	$8,044	$12	0.1%
Dividends Paid	$13,285	$12,949	$336	2.6%

(1) Basic and diluted earnings per share amounts for 2008 have been retrospectively adjusted to conform with new authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities, which was adopted by Iowa Telecom effective January 1, 2009. The effect of adopting this guidance was immaterial to all periods presented.

(2) See the definition of Adjusted EBITDA under Explanation and Reconciliation to Non-GAAP Concepts at the end of the financial statements.

Key Operating Statistics	4th Quarter	4th Quarter	Change
	2009(4)	2008	Amount	Percent

Telephone Access Lines
ILEC Lines (1)	210,300	209,700	600	0.3%
CLEC Lines (2)	42,700	32,400	10,300	31.8%
Total Telephone Access Lines	253,000	242,100	10,900	4.5%

Long Distance Subscribers	158,500	146,400	12,100	8.3%
Dial-up Internet Subscribers	10,200	16,700	(6,500)	-38.9%
DSL Subscribers	95,200	75,700	19,500	25.8%
Video Subscribers (3)	27,100	20,300	6,800	33.5%

	4th Quarter	3rd Quarter	Change
	2009(4)	2009(4)	Amount	Percent

Telephone Access Lines
ILEC Lines (1)	210,300	214,100	(3,800)	-1.8%
CLEC Lines (2)	42,700	41,500	1,200	2.9%
Total Telephone Access Lines	253,000	255,600	(2,600)	-1.0%
Long Distance Subscribers	158,500	160,100	(1,600)	-1.0%
Dial-up Internet Subscribers	10,200	11,800	(1,600)	-13.6%
DSL Subscribers	95,200	94,500	700	0.7%
Video Subscribers (3)	27,100	26,400	700	2.7%

(1) Includes lines subscribed by our incumbent local exchange carrier retail customers and lines subscribed by our “wholesale” customers who are competing local exchange carriers. Wholesale access lines include: lines subscribed by our local exchange carrier competitors pursuant to interconnection agreements on an unbundled network element basis, for which the competitive local exchange carrier pays us a monthly fee; lines that we provide to competitive local exchange carriers for resale to their subscribers, for which the competitive local exchange carrier pays us a monthly fee equal to what we would charge our customers for local service less an agreed discount; and shared lines, for which a competitive local exchange carrier pays us a monthly fee to provide DSL service to its customers. We had 2,300 wholesale lines subscribed at December 31, 2008; 1,900 at September 30, 2009; and 1,800 at December 31, 2009.

(2) Access lines subscribed by customers of our competitive local exchange carrier subsidiaries, Iowa Telecom Communications, Inc., IT Communications, LLC, En-Tel Communications, LLC, Lakedale Link, Inc. and Lakedale Link, LLC.

(3) Includes subscribers served via our facilities as well as subscribers of satellite services which we resell.
(4) Includes units acquired from Sherburne Tele Systems, Inc. as of July 1, 2009.

FINANCIAL DISCUSSION FOR YEAR ENDED DECEMBER 31, 2009:

•
Operating Revenues increased $7.2 million, or 2.9%, to $254.1 million for the year ended December 31, 2009, as compared to 2008. The impact of our acquisitions and increased data and internet services revenue more than offset the impact of lost access lines and a $5.3 million decrease in CPE sales.

•
Costs and Expenses increased $24.6 million, or 14.0%, to $201.1 million in 2009, as compared to 2008. The 2009 period included $3.1 million of costs related to the proposed transaction with Windstream, $3.2 million of costs related to business acquisitions and a $1.8 million one-time charge related to a network access matter. Costs of CPE sales decreased by $3.9 million. The remaining increase in costs of services and sales and selling, general and administrative costs is primarily due to the impact of the Sherburne acquisition and the full-year impact of the Bishop Communications acquisition. Depreciation and amortization increased $7.4 million, or 13.8%, to $61.1 million.

•	Operating Income decreased to $53.0 million in 2009, compared to $70.5 million in 2008.

•	Interest Expense was $31.8 million in 2009, compared to $31.4 million in 2008.

•	Earnings Before Income Taxes for the year was $23.5 million, a decrease of 41.9%, compared to $40.4 million in 2008.

•
Income Tax Expense for 2009 was $13.1 million, compared $17.3 million in 2008. The Company paid actual cash income taxes in 2009 of only $62,000. The recorded book tax expense reflects a higher effective tax rate on income before taxes in part due to the $3.1 million of costs related to the proposed transaction with Windstream, most of which are not deductible for tax purposes.

•	Net Income was $10.3 million for 2009, compared to net income of $23.0 million in 2008.

•
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA as defined herein) was $124.2 million for 2009, as compared with $128.3 million for 2008. Adjusted EBITDA for 2009 included approximately $6.3 million of costs related to the proposed transaction with Windstream and business acquisitions, of which only $5.0 million is allowed to be added back in accordance with the definition of Adjusted EBITDA in our credit agreement. In addition, 2009 included a one-time $1.8 million charge related to a network access billing matter.

•
Total Access Lines increased by 10,900, or 4.5%, for 2009, as compared to 2008 primarily due to the addition of access lines related to the Sherburne acquisition. Incumbent local exchange carrier access lines increased by 600 lines and competitive local exchange carrier lines increased by 10,300 lines from the end of 2008.

2009 Financial Summary
(Unaudited)
(dollars in thousands, except per share amounts)
			Change
	2009	2008	Amount	Percent

Revenue	$254,142	$246,965	$7,177	2.9%
Operating Income	$53,009	$70,466	$(17,457)	-24.8%
Interest Expense	$31,813	$31,444	$369	1.2%
Earnings Before Income Taxes	$23,454	$40,389	$(16,935)	-41.9%
Income Tax Expense	$13,117	$17,345	$(4,228)	-24.4%
Net Income	$10,337	$23,044	$(12,707)	-55.1%

Basic Earnings Per Share (1)	$0.29	$0.71	$(0.42)	-59.2%
Diluted Earnings Per Share (1)	$0.29	$0.70	$(0.41)	-58.6%

Adjusted EBITDA(2)	$124,172	$128,311	$(4,139)	-3.2%
Capital Expenditures	$24,307	$28,166	$(3,859)	-13.7%

Dividends Paid	$52,722	$51,748	$974	1.9%

(1) Basic and diluted earnings per share amounts for 2008 have been retrospectively adjusted to conform with new authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities, which was adopted by Iowa Telecom effective January 1, 2009. The effect of adopting this guidance was immaterial to all periods presented.

(2) See the definition of Adjusted EBITDA under Explanation and Reconciliation to Non-GAAP Concepts at the end of the financial statements.

Windstream Merger Agreement

On November 23, 2009, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Windstream and Buffalo Merger Sub, Inc., a wholly-owned subsidiary of Windstream (“Newco”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, we will merge with and into Newco, with Newco continuing as the surviving corporation (the “Merger”).

Pursuant to the Merger Agreement, at the effective time and as a result of the Merger, each share of Iowa Telecom common stock outstanding immediately prior to the effective time of the Merger will be converted into and become exchangeable for (i) shares of common stock of Windstream at a fixed exchange ratio of 0.804 and (ii) $7.90 in cash.

The transaction is expected to close in the middle of 2010. Completion of the Merger with Windstream is conditioned upon the receipt of certain governmental consents and approvals, and our shareholders’ approval. The special meeting of the Company’s shareholders to vote on the Merger has been scheduled for March 25, 2010, and the proxy statement/prospectus for the special meeting was mailed to shareholders on or about February 22, 2010. No assurance can be given that the required conditions to closing will be satisfied or that the Merger will be completed.

The merger agreement is attached as Exhibit 2.1 to the Current Report on Form 8-K that Iowa Telecom filed with the Securities and Exchange Commission on November 24, 2009.

Iowa Telecom will not host an investor call with respect to the financial results.

Additional Information and Where to Find It

In connection with the proposed transaction, Windstream has filed a registration statement on Form S-4 with the SEC, which includes the Company’s proxy statement and also constitutes a prospectus with respect to the Windstream securities. On or about February 22, 2010, the Company mailed the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain free copies of the registration statement and proxy statement/prospectus, as well as other filings containing information about Windstream and the Company, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from the Company’s Investor Relations web site (www.iowatelecom.com) or by directing a request to the Company at 403 W. Fourth Street North, Newton, Iowa 50208 or by calling (641) 787-2000. Copies of Windstream’s filings may be obtained for free from Windstream’s Investor Relations Web Site (www.windstream.com) or by directing a request to Windstream at Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, Arkansas 72212 or by calling (866) 320-7922.

The Company, Windstream and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Merger. Information regarding the officers and directors of the Company is included in its definitive proxy statement for its 2009 annual meeting filed with the SEC on April 29, 2009. Information regarding the officers and directors of Windstream is included in its Form 10-K for 2009 filed on February 22, 2010, and in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by securities, holdings or otherwise, which interests may be different from those of the Company’s shareholders generally, are set forth in the proxy statement/prospectus and other materials to be filed with SEC in connection with the proposed transaction.

About Iowa Telecom

Iowa Telecommunications Services, Inc. (d/b/a Iowa Telecom) is a telecommunications service provider that offers local telephone, long distance, Internet, broadband and network access services to business and residential customers. The Company and its subsidiaries serve over 450 Iowa communities and 10 Minnesota communities, and employ nearly 800 people. The company’s headquarters are in Newton, Iowa. The Company trades on the New York Stock Exchange under the symbol IWA. For further information regarding Iowa Telecom, please go to www.iowatelecom.com and select “Investor Relations.” The Iowa Telecom logo is a registered trademark of Iowa Telecommunications Services, Inc. in the United States.

Forward-Looking Statements

The press release may contain forward-looking statements that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from future results, events or developments described in the forward-looking statements. Such factors include those risks described in Iowa Telecom’s Form 10-K on file with the SEC. In addition, with respect to the forward-looking information contained in this release relating to the Merger, if the Company does not receive the required shareholder approval or fails to satisfy other conditions to closing, the Merger may not be consummated, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements relating to the Merger: risks associated with uncertainty as to whether the Merger will be completed, costs and potential litigation associated with the transaction, the failure to obtain approval of the Company’s shareholders, the failure of either party to meet the closing conditions set forth in the Merger Agreement, and the extent and timing of regulatory approvals. These and the factors referenced above should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date this press release is issued, and Iowa Telecom undertakes no duty to update this information.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES
Balance Sheets
(Unaudited)
(dollars in thousands, except per share amounts)

	As of	As of
	December 31, 2009	December 31, 2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$12,259	$11,605
Accounts receivable, net	22,632	23,320
Inventories	5,105	3,946
Prepayments and other current assets	7,857	3,149
Total Current Assets	47,853	42,020

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	672,270	601,782
Accumulated depreciation	(365,631)	(310,936)
Property, Plant and Equipment, net	306,639	290,846

GOODWILL	492,956	473,984
INTANGIBLE ASSETS AND OTHER, NET	51,238	36,904
INVESTMENT IN AND RECEIVABLE FROM
THE RURAL TELEPHONE FINANCE
COOPERATIVE	17,141	16,174
Total Assets	$915,827	$859,928

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Revolving credit facility	$37,000	$39,000
Accounts payable	12,408	11,017
Advanced billings and customer deposits	10,470	8,615
Accrued and other current liabilities	33,195	32,429
Current maturities of long-term debt	3,276	1,219
Total Current Liabilities	96,349	92,280
LONG-TERM DEBT	565,214	489,003
DEFERRED TAX LIABILITIES	60,783	47,575
OTHER LONG-TERM LIABILITIES	25,914	28,326
Total long-term liabilities	651,911	564,904

Total Liabilities	748,260	657,184

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 100,000,000
shares authorized, 32,193,036 and
31,500,687 shares issued and outstanding	322	315
Additional paid-in capital	332,722	327,264
Accumulated deficit	(153,383)	(110,814)
Accumulated other comprehensive loss	(12,094)	(14,308)
Total Iowa Telecom stockholders’ equity	167,567	202,457
Noncontrolling interest	-	287
Total Stockholders’ Equity	167,567	202,744

Total Liabilities and Stockholders’ Equity	$915,827	$859,928

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES
Income Statements
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2009	2008	2009	2008

REVENUE AND SALES
Local services	$19,321	$18,005	74,859	$71,131
Network access services	22,817	23,563	87,690	89,420
Toll services	5,529	5,616	22,234	23,010
Data and internet services	11,923	9,548	43,040	35,163
Other services and sales	6,149	8,288	26,319	28,241
Total revenues and sales	65,739	65,020	254,142	246,965

OPERATING COSTS AND EXPENSES
Cost of services and sales (exclusive of items shown separately below)	22,104	20,310	83,640	78,091
Selling, general and administrative	16,428	12,484	56,401	44,714
Depreciation and amortization	16,362	14,688	61,092	53,694
Total operating costs and expenses	54,894	47,482	201,133	176,499

OPERATING INCOME	10,845	17,538	53,009	70,466

OTHER INCOME (EXPENSE)
Interest and dividend income	138	209	1,880	938
Interest expense	(8,272)	(8,250)	(31,813)	(31,444)
Other, net	(198)	(392)	378	429
Total other expense, net	(8,332)	(8,433)	(29,555)	(30,077)

EARNINGS BEFORE INCOME TAXES	2,513	9,105	23,454	40,389

INCOME TAX EXPENSE	4,179	4,034	13,117	17,345

NET INCOME (LOSS)	(1,666)	5,071	10,337	23,044
Noncontrolling interest	-	105	195	105

NET INCOME (LOSS) ATTRIBUTABLE TO IOWA TELECOMMUNICATIONS	$(1,666)	$5,176	$10,532	$23,149

COMPUTATION OF EARNINGS
PER SHARE (1)
Basic - Earnings Per Share	$(0.06)	$0.16	$0.29	$0.71
Basic - Weighted average number of shares outstanding	32,093	31,501	31,934	31,477

Diluted - Earnings Per Share	$(0.06)	$0.16	$0.29	$0.70
Diluted - Weighted average number of shares outstanding	32,093	32,095	32,203	32,056

(1) Basic and diluted earnings per share amounts for 2008 have been retrospectively adjusted to conform with new authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities, which was adopted by Iowa Telecom effective January 1, 2009. The effect of adopting this guidance was immaterial to all periods presented.

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES
Statements of Cash Flows
(Unaudited)
(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income	$(1,666)	$5,071	$10,337	$23,044
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	15,425	13,906	58,403	51,747
Amortization of intangible assets	937	782	2,689	1,947
Amortization of debt issuance costs	384	174	1,113	640
Deferred income taxes	4,176	4,613	12,843	17,286
Non-cash stock-based compensation expense	969	893	3,771	3,553
Changes in operating assets and liabilities:
Receivables	11	(2,032)	3,164	(1,754)
Inventories	493	265	326	(15)
Accounts payable	2,382	739	(48)	1,267
Pension and postretirement benefit plan obligations	(31)	(2,746)	(687)	(4,147)
Other assets and liabilities	4,469	920	(733)	(5,012)
Net cash provided by operating activities	27,549	22,585	91,178	88,556

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(8,056)	(8,044)	(24,307)	(28,166)
Business acquisitions (net of cash acquired)	(1,136)	319	(81,179)	(33,100)
Purchase of wireless licenses	-	-	-	(5,938)
Net cash used in investing activities	(9,192)	(7,725)	(105,486)	(67,204)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in revolving credit facility	(4,000)	2,000	(2,000)	21,000
Proceeds from exercise of stock options	26	-	703	-
Payment of debt issuance costs	-	-	(2,009)	(351)
Issuance of long-term debt	-	-	75,000	-
Payment on long-term debt	(498)	(291)	(1,585)	(599)
Acquisition of noncontrolling interest	-	-	(1,890)	-
Capital contributions from
noncontrolling interests	-	520	390	520
Shares reacquired	(432)	-	(925)	(488)
Dividends paid	(13,285)	(12,949)	(52,722)	(51,748)
Net cash provided by (used in) financing activities	(18,189)	(10,720)	14,962	(31,666)

Net Change in Cash and Cash Equivalents	168	4,140	654	(10,314)
Cash and Cash Equivalents at Beginning of Period	12,091	7,465	11,605	21,919

Cash and Cash Equivalents at End of Period	$12,259	$11,605	$12,259	$11,605

IOWA TELECOMMUNICATIONS SERVICES, INC. AND SUBSIDIARIES
EXPLANATIONS AND RECONCILIATIONS TO NON-GAAP CONCEPTS
(Unaudited)
(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,

	2009	2008(1)	2009	2008 (1)

ADJUSTED EBITDA:
Net income	$(1,666)	$5,176	$10,337	$23,149
Income tax expense	4,179	4,034	13,117	17,345
Interest expense	8,272	8,250	31,813	31,444
Depreciation and amortization	16,362	14,688	61,092	53,694
Unrealized (gains) losses on financial derivatives	189	455	729	(314)
Non-cash stock-based compensation expense (2)	969	893	3,771	3,553
Extraordinary or unusual (gains) losses	-	-	-	-
Non-cash portion of RTFC Capital
Allocation (3)	23	(369)	(651)	(560)
Other non-cash losses (gains)	-	-	(1,036)	-
Loss (gain) on disposal of assets not in ordinary course	-	-	-	-
Transaction costs	2,774	-	5,000	-
ADJUSTED EBITDA	$31,102	$33,127	$124,172	$128,311

(1) The FASB issued amended guidance regarding “Noncontrolling Interest in Consolidated Financial Statements.” The amended guidance was adopted by Iowa Telecom effective January 1, 2009 and the Statement of Operations has been retrospectively adjusted to conform to new authoritative guidance. The Adjusted EBITDA calculation as presented for 2008 is calculated in accordance with the definition of Adjusted EBITDA, as defined in our credit agreement, and financial statements prepared in accordance with the authoritative guidance in effect at that time.

(2) Included in Selling, General and Administrative Expense on the Consolidated Statements of Operations.
(3) Included in Interest and Dividend Income on the Consolidated Statements of Operations.

We present Adjusted EBITDA because we believe it is a useful indicator of our historical debt capacity and our ability to service debt and pay dividends. We also present Adjusted EBITDA because covenants in our credit facilities contain ratios based on Adjusted EBITDA.

Adjusted EBITDA is defined in our credit facilities as: (1) consolidated net income, as defined therein; plus (2) the following items, to the extent deducted from consolidated net income: (a) interest expense; (b) provision for income taxes; (c) depreciation and amortization; (d) transaction expenses related to the IPO and the related debt refinancing and other limited expenses related to permitted securities offerings, investments and acquisitions incurred after the closing date of the IPO, to the extent not exceeding $5.0 million; (e) unrealized losses on financial derivatives; (f) non-cash stock-based compensation expense; (g) extraordinary or unusual losses (including extraordinary or unusual losses on permitted sales of assets and casualty events); (h) losses on sales of assets other than in the ordinary course of business; and (i) all other non-cash charges that represent an accrual for which no cash is expected to be paid in the next twelve months; minus (3) the following items, to the extent any of them increases consolidated net income: (w) extraordinary or unusual gains (including extraordinary or unusual gains on permitted sales of assets and casualty events); (x) gains on asset disposals not in the ordinary course; (y) unrealized gains on financial derivatives; and (z) all other non-cash income (including the non-cash portion of any RTFC patronage capital allocation). If our Adjusted EBITDA were to decline below certain levels, covenants in our credit facilities that are based on Adjusted EBITDA, including our fixed charge coverage and total leverage ratio covenants, may be violated and could cause, among other things, a default or mandatory prepayment under our credit facilities, or result in our inability to pay dividends.

We believe that net income is the most directly comparable financial measure to Adjusted EBITDA under GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP. Adjusted EBITDA is not a complete measure of an entity’s profitability because it does not include costs and expenses identified above; nor is Adjusted EBITDA a complete net cash flow measure because it does not include reductions for cash payments for an entity’s obligation to service its debt, fund its working capital, capital expenditures and acquisitions and pay its income taxes and dividends.

CONTACT:
Investor Relations Contacts:
Kevin Inda
Corporate Communications, Inc.
407-566-1180
Kevin.Inda@cci-ir.com
or
Craig Knock
Chief Financial Officer
641-787-2089
or
Media Contact:
Julie White
Director, Corporate Communications
641-787-2040
Julie.White@iowatelecom.com